United States securities and exchange commission logo





                             May 8, 2020

       Jing Ju
       Chief Executive Officer
       Chindata Group Holdings Ltd.
       No. 47 Laiguangying East Road
       Chaoyang District, Beijing, 100012
       The People's Republic of China

                                                        Re: Chindata Group
Holdings Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 13,
2020
                                                            CIK No. 0001807192

       Dear Mr. Ju:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. Please disclose the percentage of voting power that will be held by the Bain Capital
                                                        Entities upon the
completion of the offering.
       Prospectus Summary
       Our Business, page 1

   2. You disclose that you are "the only hyperscale data center solution provider with presence in China, India and
Southeast Asia." Please disclose the basis for this statement.
                                                        According to your
disclosure on pages 125 and 126, you operate six hyperscale data
 Jing Ju
Chindata Group Holdings Ltd.
May 8, 2020
Page 2
         centers in China, one hyperscale data center in Malasia, and no hyperscale data centers in
         India.
3. Please disclose the relevance of comparing the delivery time of your data centers in China, the average annual PUE for your data centers in service, and construction cost per MW of data center capacity in service to global industry averages rather than the industry averages in your particular geographic markets.
4. Please disclose here the amount or percentage of revenue generated from each of
         ByteDance and Microsoft in fiscal 2019 as well as from your related party, Wangsu.
Corporate History and Structure, page 4

5. Please tell us whether there any related party interests between your nominee shareholders, Messrs Chen Qian and Fei Xu, and either the company, its officers, directors or significant shareholders. If so, please revise accordingly.
6. Please revise your organization chart to reflect the corporate structure following the completion of the offering and include the anticipated percentage ownership of public shareholders and affiliates.
Conventions Which Apply to This Prospectus, page 8

7. Please provide us with copies of the reports you commissioned from Frost & Sullivan and Uptime Institute that you reference throughout the prospectus, cross-referencing each statement in your document with the corresponding supporting material. Risk Factors
Risks Relating to Our Business and Industry
We face risks associated with having a long selling and implementation cycle..., page 20

8.       Please disclose the typical length of your sales cycle.
Risks Relating to Doing Business in China, page 42

9. We note your risk factor discussion of limitations on the ability of the PCAOB to conduct investigations of your auditor. Please include another risk factor that highlights recent
FirstName LastNameJing Ju
       developments (e.g. Article 177 of PRC Securities Law effective March
2020) possibly
Comapany NameChindataoverseas regulatorLtd. conducting investigations or from collecting further limiting an Group Holdings from
May 8,evidence within the PRC.
        2020 Page 2
FirstName LastName
 Jing Ju
FirstName LastNameJing Ju
Chindata Group Holdings Ltd.
Comapany NameChindata Group Holdings Ltd.
May 8, 2020
Page 3
May 8, 2020 Page 3
FirstName LastName
We are an emerging growth company and may take advantage of certain reduced reporting requirements, page 64

10. Please revise here to also state that as a result of your election to take advantage of the extended transition provisions for complying with new or revised accounting standards, your financial statements may not be comparable to companies that comply with public company effective dates.
Use of Proceeds, page 68

11. We note that you intend to use the proceeds from this offering to repay of a portion of your outstanding indebtedness. Please provide the disclosure required by Item 3.C.4 of
         Form 20-F. Also, confirm that you intend to reflect the repayment of debt in your
         Capitalization table and if so, revise to include a placeholder until such amounts are known.
12. Please provide an estimate of the dollar amount of proceeds that will be immediately available for investment in operations within the PRC for your intended purposes based upon applicable PRC government restrictions.
Selected Financial Data
Non-GAAP Financial Measures, page 85

13. Please revise to clarify what is included in the "one-off and other non-operating expenses"
         adjustment and separately quantify any material items included in such amount. Also, tell us how you determined that these adjustments are appropriate under
Item 10(e)(1)(ii)(B)
         of Regulation S-K. In this regard, to the extent such charges are reasonably likely to recur within two years or a similar charge occurred in the prior two years, please revise this line item to no longer refer to "one-off" expenses.
Management's Discussion and Analysis of Financial Condition
Overview, page 88

14. Please disclose the comparable capacity measures as of December 31, 2018 to add context to the amounts as of December 31, 2019. Further, revise to discuss any other key performance indicators that management uses in managing the business, such as the number of customers. Refer to Section III.B of SEC Release 33-8350. Key Factors Affecting Our Results of Operations, page 89

15. Please include a discussion regarding the amount of revenue generated from ByteDance and Wangsu, the nature of the contracts and the significance of those customers to your business. Refer to Section III.B of SEC Release 33-8350.
 Jing Ju
FirstName LastNameJing Ju
Chindata Group Holdings Ltd.
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Liquidity and Capital Resources, page 101

16. Please disclose the amount of cash and cash equivalents disaggregated by currency denomination as of the most recent balance sheet date.
17. Considering the significant amount of debt outstanding at December 31, 2019, please disclose the material terms of any financial covenants and clarify whether any existing covenants may limit your ability to undertake additional financing in the future. Refer to
         Section IV.C of SEC Release 33-8350.
Business
Our Data Centers, page 125

18. Please revise the graphic of your data center footprint on page 126 to identify the type of data center (e.g., hyperscale, wholesale) at each location.
Our Clients and Client Ecosystem Development, page 131

19. We note that you derive 68.2% and 11.1% of your revenues from your agreements with
         ByteDance and Wangsu, respectively. Please disclose the material terms of your agreements with these entities. File these agreements as exhibits to your registration statement, or tell us why you do not believe you are required to file them. Refer to Items
         601(b)(10)(ii)(A) and (B) of Regulation S-K.
Intellectual Property, page 132

20. Please clarify in which jurisdictions you possess the intellectual property rights identified in this section.
Description of American Depositary Shares
Jurisdiction and Arbitration, page 181

21. You state that the deposit agreement includes an exclusive jurisdiction provision as well as the right of the depositary to refer any claims brought for arbitration. Please further disclose here and in your risk factors how the exclusive jurisdiction provision and the arbitration provision impacts ADS holders, whether these provisions apply to actions arising under the Securities Act or Exchange Act and address any question as to the enforceability of the arbitration provision. Moreover, please disclose in both your registration statement and the depositary agreement that despite agreeing to the arbitration provision, investors will not be deemed to have waived the company's or the depositary's compliance with the federal securities laws and the rules and regulations thereunder.
Underwriting, page 192

22.      Please disclose the exceptions to the lock-up agreements.
 Jing Ju
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Notes to Consolidated Financial Statements
Note 2 Summary of Significant Accounting Policies
Revenue Recognition, page F-23

23. Please tell us the nature, terms and length of the contracts under which efforts or inputs are expended evenly throughout the performance period as compared to those contracts where efforts or inputs are not expended evenly. Tell us whether any of these arrangements include contractual minimums and if so, how those impact your revenue recognition policy. Also, revise your disclosures as necessary.
24. You state that the timing of revenue recognition may differ from the timing of invoicing to customers. Please expand this disclosure to explain the typical billing and payment terms under your contracts and how the differences in timing of revenue recognition and invoicing your customers impacts any contract assets or contract liabilities recorded.
         Further, to the extent material, please disclose the amounts of contract assets and liabilities and the amount of revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period. Refer to ASC 606-10-50-8 and
         50-9.
25. Please disclose the aggregate amount of transaction price allocated to the performance obligations that are unsatisfied. Refer to ASC 606-10-50-13. If you are applying the optional exemptions in ASC 606-10-50-14 and 14A, revise to disclose the information required by ASC 606-50-10-15.
Unaudited Pro Forma Shareholders' Equity, page F-28

26. Please provide us with a breakdown of the one-time share-based compensation expense and one-time consulting agreements' termination expense that will be recognized upon effectiveness of this offering and describe further the terms of the consulting agreements that you intend to terminate. Tell us how you determined that inclusion of these pro forma adjustments on the face of the historical financial statements is appropriate. Also, tell us your consideration to include similar adjustments in your pro forma capitalization information.
Note 11. Taxation, page F-35

27. You state here that Chindata (Hebie) qualified as a High New Technology Enterprise
         (HNTE) and therefore, is entitled to a preferential tax rate from 2018 to 2020. However, on page 95 your indicate that both Chindata (Hebie) and Chindata (Beijing) qualify as
         HNTEs and the preferential tax rates are in effect through November 2021. Please explain these apparent inconsistencies and revise as necessary.
 Jing Ju
FirstName LastNameJing Ju
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Comapany NameChindata Group Holdings Ltd.
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Note 12. Share-based Payments, page F-38

28. Please revise to quantify the number of ISUs that will be subject to accelerated vesting upon completion of the IPO. Also, tell us how you determined that all share-based compensation expense should be reflected in general and administrative expense. We refer you to SAB Topic 14.F.
Note 16. Business Combination, page F-41

29. Please revise to include the comparative pro forma revenue and earnings information for the year ended December 31, 2018 or further explain, and disclose, why it is impracticable to provide this information. In this regard, we note the historical ChinData financial statements are already included in the filing and the only adjustments you describe for the fiscal 2019 pro forma information are amortization of acquired intangible assets and income tax effects. Refer to ASC 805-10-50-2h and 250-10-45-9.
Note 20. Subsequent Events, page F-44

30. Please tell us how you determined the fair value of the 17.6 million Class B options granted in January 2020. In this regard, provide the methodology and specific assumptions used, including the fair value of the common stock underlying such options. Also, revise to clarify the service period over which 60% of the awards are scheduled to vest and describe the performance targets that must be achieved for the remaining 40% to vest. Lastly, disclose what portion of the awards are subject to accelerated vesting upon completion of an IPO and the amount of compensation expense that will be recorded upon effectiveness of this offering.
31. Please provide us with a breakdown of any additional awards granted since January 2020 including the fair value of the underlying stock used to value such awards. To the extent there was any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
General

32. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
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       You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      David Zhang, Esq.